Exhibit 99.1

Management’s Responsibility for the Consolidated Financial Statements

The accompanying consolidated financial statements of Claude Resources Inc. are the responsibility of Management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared by Management in conformity with Canadian generally accepted accounting principles. The consolidated financial statements include amounts that are based on estimates and judgments. Financial information used elsewhere in the annual report is consistent with that in the financial statements.

The Management of the Company, in furtherance of the integrity and objectivity of data in the financial statements, has developed and maintains a system of internal accounting controls. These internal accounting controls provide reasonable assurance that financial records are reliable, form a proper basis for preparation of financial statements and that assets are properly accounted for and safeguarded. The internal accounting control process includes Management’s communication to employees of policies which govern ethical business conduct.

The Board of Directors carries out its responsibility for the consolidated financial statements in this annual report principally through its audit committee, consisting of independent directors. The audit committee reviews the Company’s annual consolidated financial statements and recommends their approval to the Board of Directors. The shareholders’ auditors have full access to the audit committee, with and without Management being present.

These consolidated financial statements have been examined by the shareholders’ auditors, KPMG LLP, Chartered Accountants, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).

Neil McMillan	Rick Johnson, C.A.
President and	Vice President Finance and
Chief Executive Officer	Chief Financial Officer

Saskatoon, Canada
March 25, 2011

INDEPENDENT AUDITORS' REPORT

To the Shareholders of Claude Resources Inc.

We have audited the accompanying consolidated financial statements of Claude Resources Inc., which comprise the consolidated balance sheets as at December 31, 2010 and December 31, 2009, the consolidated statements of earnings (loss), comprehensive income (loss), shareholders’ equity and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair representation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal controls as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances.An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Claude Resources Inc. as at December 31, 2010 and December 31, 2009, and its consolidated results of operations and its consolidated cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Chartered Accountants
Saskatoon, Canada
March 25, 2011

Consolidated Balance Sheets
DECEMBER 31 (CANADIAN DOLLARS IN THOUSANDS)

	2010	2009
Assets
Current assets:
Cash and cash equivalents	$6,401	$11,948
Restricted cash (Note 4)	4,389	-
Accounts receivable	2,716	4,806
Interest receivable on restricted promissory notes	4,904	4,866
Inventories and stockpiled ore (Note 5)	9,241	11,448
Shrinkage stope platform costs (Note 6)	11,199	11,293
Prepaids	496	327
Assets held for sale (Note 8)	-	570
	39,346	45,258

Mineral properties (Note 7)	116,336	94,277
Assets held for sale (Note 8)	-	4,398
Investments (Note 9)	4,328	643
Deposits for reclamation costs (Note 15)	2,277	2,277
Restricted promissory notes (Note 10)	83,219	82,568
	$245,506	$229,421

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$5,537	$4,100
Interest payable on royalty obligations	4,770	4,729
Demand loans (Note 11)	2,499	4,586
Liabilities related to assets held for sale (Note 8)	-	370
Other liabilities (Note 13)	2,634	2,942
	15,440	16,727

Obligations under capital lease (Note 14)	873	1,240
Debenture (Note 12)	9,257	9,192
Royalty obligations (Note 10)	84,220	83,554
Deferred revenue (Note 10)	4,582	5,531
Liabilities related to assets held for sale (Note 8)	-	117
Asset retirement obligations (Note 15)	4,221	2,965
Future tax liability (Note 18)	1,975	-
	120,568	119,326

Shareholders’ equity:
Share capital (Note 16)	117,974	111,957
Contributed surplus	2,754	2,465
Retained earnings (deficit)	1,457	(4,361)
Accumulated other comprehensive income	2,753	34
	124,938	110,095

Subsequent Events (Note 23)
	$245,506	$229,421

See accompanying notes to consolidated financial statements.

On behalf of the Board:

Ted J. Nieman	Ronald J. Hicks, CA
Chairman	Chairman, Audit Committee

Consolidated Statements of Earnings (Loss)
YEARS ENDED DECEMBER 31 (CANADIAN DOLLARS IN THOUSANDS)

	2010	2009

Revenue	$55,998	$48,525

Expenses:
Operating expenses	$31,364	$30,491
Depreciation, depletion and accretion	14,617	19,593
General and administrative	5,213	4,629
Interest and other (Note 17)	285	(458)
Write-down of mineral properties	-	1,067
Loss on investments	207	664
	51,686	55,986

Earnings (loss) from continuing operations before income taxes	4,312	(7,461)
Income taxes (Note 18)	-	-

Earnings (loss) from continuing operations	4,312	(7,461)

Earnings from operations held for sale (Note 8)	1,506	1,204
Net earnings (loss)	$5,818	$(6,257)

Net earnings (loss) per share (Note 19)
Basic and diluted
From continuing operations	$0.03	$(0.07)
Net earnings (loss)	$0.04	$(0.06)

Weighted average number of common shares outstanding (in 000’s) (Note 19)

Basic	131,193	108,504
Diluted	133,411	108,504

See accompanying notes to consolidated financial statements.

Consolidated Statements of Comprehensive Income (Loss)
YEARS ENDED DECEMBER 31 (CANADIAN DOLLARS IN THOUSANDS)

	2010	2009

Net earnings (loss)	$5,818	$(6,257)

Other comprehensive income (loss)(1)
Losses on available-for-sale securities transferred to net earnings (loss)	176	664
Unrealized gain (loss) on available-for-sale securities	2,543	(98)

Other comprehensive income	2,719	566
Total comprehensive income (loss)	$8,537	$(5,691)

(1)Net of taxes (Note 18).

 See accompanying notes to consolidated financial statements.

Consolidated Statements of Shareholders’ Equity
YEARSENDED DECEMBER 31 (CANADIAN DOLLARS IN THOUSANDS)

	2010	2009

Share Capital (Note 16)
Balance, beginning of year	$111,957	$83,960
Common shares and warrants, issued for cash	7,267	27,997
Tax effect of flow-through shares	(1,611)	-
Other	361	-
Balance, end of year	$117,974	$111,957

Contributed Surplus
Balance, beginning of year	$2,465	$1,748
Stock-based compensation	736	745
Transfers to share capital	(447)	(28)
Balance, end of year	$2,754	$2,465

Retained Earnings (Deficit)
Balance, beginning of year	$(4,361)	$1,896
Net earnings (loss)	5,818	(6,257)
Balance, end of year	$1,457	$(4,361)

Accumulated Other Comprehensive Income
Balance, beginning of year	$34	(532)
Other comprehensive income	2,719	566
Balance, end of year(1)	$2,753	$34

Total retained earnings and accumulated other comprehensive income	$4,210	$(4,327)

Shareholders’ equity, end of year	$124,938	$110,095

(1) Accumulated other comprehensive income is comprised of unrealized gains on available-for-sale securities (Note 9) and is reported net of taxes (Note 18).

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows
YEARSENDED DECEMBER 31 (CANADIAN DOLLARS IN THOUSANDS)

	2010	2009
Cash provided from (used in):

Operations:
Earnings (loss) from continuing operations	$4,312	$(7,461)
Non-cash items:
Depreciation, depletion and accretion	14,617	19,593
Loss on investments	207	664
Stock-based compensation	736	745
Write-down of mineral properties	-	1,067
Interest and other	(733)	(634)
Net changes in non-cash operating working capital:
Accounts receivable	2,052	(4,567)
Inventories and stockpiled ore	1,038	(1,745)
Shrinkage stope platform costs	94	798
Prepaids	(169)	(134)
Accounts payable and accrued liabilities	1,478	(1,674)
Cash provided by continuing operations	23,632	6,652
Cash provided by operations held for sale (Note 8)	623	985
	24,255	7,637

Investing:
Mineral properties	(35,028)	(25,260)
Assets held for sale	(220)	(115)
Proceeds on disposition of assets held for sale	6,006	440
Restricted cash	(4,389)	-
Restricted promissory notes	(651)	(630)
Investments	(51)	(134)
Cash used in investing	(34,333)	(25,699)

Financing:
Issue of common shares and warrants, net of issue costs	6,760	27,970
Debenture:
Amortized cost of redemption	-	(7,606)
Royalty obligations	666	424
Demand loans:
Proceeds	-	2,800
Repayments	(2,086)	(2,183)
Obligations under capital lease:
Proceeds	1,961	2,353
Repayments	(2,770)	(2,138)
Cash provided by financing activities	4,531	21,620
Increase (decrease) in cash and cash equivalents	(5,547)	3,558
Cash and cash equivalents, beginning of year	11,948	8,390
Cash and cash equivalents, end of year	$6,401	$11,948

Supplemental cash flow disclosure:
Interest paid	$1,623	$2,132

See accompanying notes to consolidated financial statements.

Claude Resources Inc.
Notes to Consolidated Financial Statements
Years ended December 31 (Canadian Dollars in Thousands, except as otherwise noted)

1. Description of Operations:

Claude Resources Inc. (“Claude” or the “Company”), incorporated pursuant to the Canada Business Corporations Act, is a gold producer whose shares are listed on both the Toronto Stock Exchange (TSX-CRJ) and the NYSE Amex (NYSE Amex-CGR). The Company is also engaged in the exploration and development of gold mineral reserves and mineral resources.  The Company’s entire asset base is located in Canada.  Its main revenue generating asset is the 100 percent owned Seabee Gold Operation, located in northern Saskatchewan. The Company also owns 100 percent of the 10,000 acre Madsen Property located in the Red Lake gold camp in Ontario and has a 65 percent working interest in the Amisk Gold Project in northeastern Saskatchewan.

2. Significant Accounting Policies:

The consolidated financial statements have been prepared by Management in accordance with Canadian generally accepted accounting principles (“GAAP”). GAAP requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amount of revenues and expenses during the year.  The most significant estimates are related to the lives and recoverability of mineral properties, recoverability of inventory and shrinkage stope platform costs, provisions for decommissioning and reclamation of assets and financial instruments, income taxes and mineral reserves.  Actual results could differ from these estimates.

This summary of significant accounting policies is a description of the accounting methods and practices that have been used in the preparation of these consolidated financial statements and is presented to assist the reader in interpreting the statements contained herein.

CONSOLIDATION PRINCIPLES

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries.   The accounts include the Company’s proportionate share of joint operations.  Intercompany transactions have been eliminated on consolidation.

CASH

Cash and cash equivalents include cash and short-term investments which, on acquisition, have an initial term to maturity of three months or less.

INVESTMENTS

Investments are classified as available-for-sale securities and measured at fair value.  Unrealized gains or losses from revaluations of the securities are included in other comprehensive income, net of applicable taxes.  If available-for-sale securities are disposed of, or there is impairment in value that is other-than-temporary, these amounts are transferred from other comprehensive income (loss) to net earnings (loss).

INVENTORIES AND STOCKPILED ORE

Gold inventory, which includes gold bullion, gold contained in the milling circuit and in stockpiled ore on surface, is valued at the lower of cost and net realizable value. Costs include labour, equipment costs and operating overhead. Material and supplies inventory is valued at the lower of cost and net realizable value.

SHRINKAGE STOPE PLATFORM COSTS

The Company utilizes the shrinkage stope and long-hole mining methods to mine its ore body at the Seabee Gold Operation. Under these methods, ore used as a working platform to access and mine further ore is valued at the lower of cost and net realizable value. Costs include labour, equipment costs and operating overhead. This broken ore is reclassified to inventory once transported to surface.

MINERAL PROPERTIES

The Company holds various positions in mining interests, including exploration rights, mineral claims, mining leases, unpatented mining leases and options to acquire mining claims or leases. All of these positions are classified as mineral properties for financial statement purposes.

Claude Resources Inc.
Notes to Consolidated Financial Statements
Years ended December 31 (Canadian Dollars in Thousands, except as otherwise noted)

All costs related to the acquisition, exploration and development of mineral properties and the development of milling assets are capitalized on a property by property basis. Development costs on producing properties include only expenditures incurred to develop reserves or for delineation of existing reserves. Interest on debt directly related to the acquisition and development of mineral properties is capitalized until commencement of commercial production. Expenditures for maintenance and repairs are charged to operating expenses as incurred.

Upon commencement of commercial production, the cost of each property is amortized against future income using the unit of production method over estimated recoverable ore reserves. Estimated recoverable ore reserves include proven and probable mineral reserves. Costs which are not considered economically recoverable through mining operations or through sale of reserves, or are related to properties which are allowed to lapse, are expensed. Mining equipment is depreciated over its estimated useful life of three years on a straight-line basis.

The carrying value of mineral properties is reviewed regularly utilizing a two part test and, where necessary, is written down to the estimated fair value.  Estimated future net cash flow, on an undiscounted basis, is calculated for the property using:  estimated recoverable reserves and resources; estimated future metal price realization (considering historical and current prices, price trends and related factors); and, estimated operating and capital cash flows.  An impairment loss is recognized when the carrying value of an asset exceeds the sum of undiscounted future net cash flows.  An impairment loss is measured at the amount by which the asset’s carrying amount exceeds its fair value.  Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses if carrying values can be recovered.  If the carrying values exceed estimated recoverable values, then the costs are written-down to these values.  It is possible that changes could occur that may affect the recoverability of the carrying value of mineral properties.  Also, a change in assumptions may significantly impact the potential impairment of these assets.

DEBENTURE

The Company’s debenture is a compound financial instrument, as it contains components that are both debt and equity.  The debt and equity components are presented separately on the Company’s Balance Sheet.  Transaction costs incurred with the completion of this debenture have been netted against proceeds received.  The liability portion of the debenture has been designated as an other financial liability and is carried at amortized cost using the effective interest method.

ASSET RETIREMENT OBLIGATIONS

The fair value of the liability, for the Company’s asset retirement obligations, is recorded in the period in which incurred, discounted to its present value using the Company’s credit adjusted risk-free interest rate and the corresponding amount is recognized by increasing the carrying amount of the related long-lived asset. The liability is accreted and the capitalized cost is depreciated over the useful life of the related asset.

ENVIRONMENTAL COSTS

Costs related to ongoing environmental programs are charged against earnings as incurred.

REVENUE RECOGNITION

Revenue from the sale of precious metals is recognized when the significant risks and rewards of ownership have passed.  This is when persuasive evidence of an arrangement exists, title and insurance risk passes to the buyer, collection is reasonably assured and the price is reasonably determinable.

OTHER FINANCIAL INSTRUMENTS

In addition to those financial assets and liabilities disclosed above, the following financial instruments have been designated as follows:

•	Accounts receivable and Restricted promissory notes relating to the Red Mile Resources Limited Partnerships are designated as loans and receivables and are accounted for at amortized cost.
•	Deposits for reclamation costs, designated as held to maturity, consist of investment certificates held as security for reclamation requirements and are carried at amortized cost.
•
Derivative financial instruments, which include foreign exchange and gold derivative contracts, are not designated as hedges.  These instruments are recorded using the mark-to-market method of accounting whereby instruments are recorded in the consolidated balance sheets as either an asset or liability with changes in fair value recognized in net earnings (loss).

Claude Resources Inc.
Notes to Consolidated Financial Statements
Years ended December 31 (Canadian Dollars in Thousands, except as otherwise noted)

FOREIGN CURRENCY TRANSLATION

Revenue and expense transactions denominated in foreign currencies are translated to Canadian dollars at the rate of exchange prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated to Canadian dollars at the rate of exchange in effect at the balance sheet date. Exchange gains and losses on these transactions are included in earnings (loss).

INCOME TAXES

Future income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying value of existing assets and liabilities and their respective tax basis. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on future income tax assets and liabilities of a change in tax rates is recognized in earnings in the period which includes the enactment or substantive enactment date.  Future income tax assets are recorded in the financial statements if realization is considered more likely than not.  The valuation of future income taxes is adjusted, if necessary, by the use of a valuation allowance to reflect the estimated recoverable amount.

FLOW-THROUGH SHARES

The Company finances a portion of its exploration activities through the issue of flow-through shares. The Company records the tax cost of expenditures renounced to subscribers on the date the deductions are renounced to the subscribers. Share capital is reduced and future income tax liabilities are increased by the tax cost of expenditures renounced to the subscribers.  To the extent the Company has unrecorded tax benefits on loss carryforwards and tax pools in excess of book values available for deduction against which a valuation allowance has been provided, the future tax liability reduces the valuation allowance and this reduction is recognized in earnings.

PER SHARE AMOUNTS

Basic per share amounts are calculated using the weighted average number of shares outstanding during the period. Diluted per share amounts are calculated based on the treasury-stock method, which assumes that any proceeds obtained on exercise of options and warrants would be used by the Company to repurchase common shares at the average market price during the period. The weighted average number of shares outstanding is then adjusted by the net change.

STOCK-BASED COMPENSATION PLANS

The Company has two stock-based compensation plans which are described in Note 16. The Company accounts for all stock option awards using the fair-value method of accounting. Under this method, the Company recognizes a compensation expense for all stock options awarded based on the fair value of the options at the date of the grant, which is determined using an option pricing model. The fair value of the option is expensed over the vesting period with a corresponding amount recorded as contributed surplus. Under the Employee Share Purchase Plan, compensation expense is recognized for the value of the Company's contribution to the plan. Consideration received on the exercise of stock options and the employee share purchase plan is recorded as share capital and the related contributed surplus is transferred to share capital.

3. Future Changes in Accounting Policy:

International Financial Reporting Standards

International Financial Reporting Standards (“IFRS”) have been incorporated into the CICA Accounting Handbook for interim and annual periods beginning on or after January 1, 2011.  At this date, publicly accountable enterprises in Canada will be required to prepare financial statements in accordance with IFRS. The implementation of IFRS will apply to the Company’s interim and annual financial statements, including the restatement of comparative amounts for 2010.  As a result, the Company will publish its first interim condensed consolidated financial statements, prepared in accordance with IFRS, for the quarter ending March 31, 2011.  At that time, the Company will also provide comparative data on an IFRS basis, including an opening balance sheet as at January 1, 2010.

Claude Resources Inc.
Notes to Consolidated Financial Statements
Years ended December 31 (Canadian Dollars in Thousands, except as otherwise noted)

4. Restricted Cash

During the third quarter of 2010, the Company completed the disposal of its oil and natural gas assets. Pursuant to the Company’s debenture indenture agreement, the disposition triggered an offer to repay its outstanding debentures.  The net proceeds from this sale were placed in trust until January 14, 2011 to fund debenture repayments (Note 23).

5. Inventories and Stockpiled Ore:

	2010	2009

Gold in-circuit (1)	$1,429	$2,126
Stockpiled ore (1)	329	1,140
Materials and supplies	7,483	8,182
	$9,241	$11,448

(1)	Depreciation and depletion of $0.4 million (2009 - $1.2 million) is included in the above noted balances.

6. Shrinkage Stope Platform Costs:

	2010	2009

Shrinkage stope platform costs	$11,199	$11,293

Shrinkage stope platform costs represent ore that is being used either as a working stage, within the stope, to gain access to further ore or are costs incurred to access ore within the long-hole stope. This ore is expected to be processed in the following 12 months.

7. Mineral Properties:

Details of the Company’s mineral related property, plant and equipment are as follows:

		2010
		Accumulated
		depreciation,	Net
		depletion and	Book
	Cost	write-down	Value

Property acquisition and mine development costs	$120,700	$88,030	$32,670
Buildings, plant and equipment	104,303	81,597	22,706
Exploration properties	67,456	6,496	60,960
	$292,459	$176,123	$116,336

		2009
		Accumulated
		depreciation,	Net
		depletion and	Book
	Cost	write-down	Value

Property acquisition and mine development costs	$111,592	$83,063	$28,529
Buildings, plant and equipment	94,387	76,270	18,117
Exploration properties	54,685	7,054	47,631
	$260,664	$166,387	$94,277

Claude Resources Inc.
Notes to Consolidated Financial Statements
Years ended December 31 (Canadian Dollars in Thousands, except as otherwise noted)

Debenture interest costs relating to the Madsen project of $0.6 million (2009 - $0.7 million) are capitalized in accordance with the Company’s accounting policy.  Amounts reflected for exploration properties not in commercial production represent costs incurred to date, net of write-downs, and are not intended to reflect present or future values. The recoverability of the costs is dependent upon the discovery of economically recoverable ore reserves, the ability to obtain necessary financing to complete development and the development of future profitable production from the properties or realization of sufficient proceeds from the disposition of the properties based on reserve estimates verified by the Company’s Qualified Persons.

Expenditures on exploration properties for the years ended December 31, 2010 and 2009 were comprised largely of drilling and bulk sample costs on the Santoy 8 property, drilling costs at the Company’s Amisk Gold Project and drilling and dewatering costs on the Madsen properties.

8. Assets Held for Sale and Related Operations:

In the third quarter of 2008 the Company adopted a formal plan to dispose of its oil and natural gas properties.  The related assets and liabilities of the remaining oil and natural gas properties were reported as Assets held for sale and Liabilities related to assets held for sale in separate captions in the consolidated balance sheets.  The related results of operations were presented as operations held for sale in the consolidated statements of earnings (loss) and cash flows for all periods presented.

During the third quarter of 2010, the Company sold its remaining oil and natural gas assets for gross proceeds of $6.2 million, realizing a gain of $1.1 million.

The Assets held for sale and the related liabilities are as follows as at:

	2010	2009

Assets
Accounts receivable	$-	$570
Oil and natural gas properties	-	4,398
	$-	$4,968

Liabilities
Accounts payable and accrued liabilities	$-	$370
Asset retirement obligations	-	117
	$-	$487

The results of these operations are as follows:

	2010	2009

Revenue	$1,785	$2,405
Less: royalties	(531)	(315)
Revenue, net of royalties	1,254	2,090

Operating expenses	831	1,085
Depreciation, depletion, and accretion	5	47
	836	1,132

Earnings from operations held for sale	418	958

Other income

Asset retirement obligation change in estimate	-	246
Gain on sale of assets	1,088	-
Net earnings from operations held for sale	$1,506	$1,204

Claude Resources Inc.
Notes to Consolidated Financial Statements
Years ended December 31 (Canadian Dollars in Thousands, except as otherwise noted)

The cash flows provided by operations held for sale are as follows:

	2010	2009

Net earnings from operations held for sale	$1,506	$1,204
Adjustments for:
Accretion	5	47
Asset retirement obligation change in estimate	-	(246)
Gain on sale of assets	(1,088)	-
Decrease in Accounts receivable	570	200
Decrease in Prepaids	-	142
Decrease in Accounts payable and accrued liabilities	(370)	(362)
	$623	985

9. Investments:

Investments are classified as available-for-sale securities and are initially measured at fair value; measurement in subsequent reporting periods is also at fair value.  Unrealized gains or losses from such revaluations are included in other comprehensive income.  If available-for-sale securities are disposed of, or there is an impairment in value that is other than a temporary decline, these amounts are transferred from other comprehensive income (loss) to net earnings (loss).

	2010	2009

Available-for-sale securities, beginning of year	$643	$607
Acquisition of available-for-sale securities(1)	749	149
Disposal of available-for-sale securities	-	(15)
Unrealized gain (loss) on available-for-sale securities	2,936	(98)
Available-for-sale securities, end of year	$4,328	$643

(1)	Acquisition of $749,000 in 2010 includes $698,000 worth of shares in a public company received in conjunction with Claude’s disposition of a mineral property interest.

By holding these investments, the Company is exposed to various risk factors including market price risk and liquidity risk.

10. Restricted Promissory Notes and Royalty Obligations:

a) In December 2007, the Company entered into a Royalty Agreement (“2007 Agreement”) with Red Mile Resources No. 11 Limited Partnership (“Red Mile No. 11”) whereby the Company sold a “Royalty” on a portion of the gold production at its Seabee Operation; this agreement lasts the shorter of 10 years or the life of the Seabee Operation. The Company received cash of $28,955,250 which included royalty income of $25,624,000, indemnity fees of $1,355,382 and interest of $1,975,868.

Under the terms of the 2007 Agreement, the Company is required to make Royalty payments at fixed amounts per ounce of gold produced; these amounts can vary between CDN $35.17 to $147.05 per ounce over the remaining term of the 2007 Agreement. In addition, the Company granted Red Mile No. 11 a Net Profits Interest (NPI) of 3.50 percent, 3.70 percent or 3.90 percent in years 2013 through 2017, payable only if each day's price of gold in any of those calendar years is equal to or greater than CDN $1,250, $1,500 or $1,675 per ounce, respectively.

$25,625,000 of the cash received was placed with a financial institution; in return, the Company received a restricted promissory note.  The restricted promissory note earns interest at 7 percent, payable annually, and matures on February 15, 2017. Interest and principal from the restricted promissory note will be sufficient to fund the expected basic royalty payments and any interest expense.

Under certain circumstances the Company has the right, by way of a call option, to acquire the partnership units of Red Mile No. 11, effectively terminating the 2007 Agreement, for the lower of market value or for the outstanding amount of the restricted promissory note at the end of the tenth year of the 2007 Agreement.

On the balance sheet, the royalty payment received from Red Mile No. 11 is included in "Royalty Obligations". These amounts are treated as debt and bear interest which is included in interest expense. The indemnity fee and interest received by the Company was included in "Deferred Revenue" on the balance sheet and is being recognized in income over the life of the 2007 Agreement.

Claude Resources Inc.
Notes to Consolidated Financial Statements
Years ended December 31 (Canadian Dollars in Thousands, except as otherwise noted)

b) In December 2006, the Company entered into a Royalty Agreement (“2006 Agreement”) with Red Mile Resources No. 8 Limited Partnership (“Red Mile No. 8”) whereby the Company sold a “Royalty” on a portion of the gold production at its Seabee Operation; this agreement lasts the shorter of 10 years or the life of the Seabee Operation. The Company received cash of $39,200,000 which included royalty income of $35,000,000, indemnity fees of $436,000 and interest of $3,764,000.

Under the terms of the 2006 Agreement, the Company is required to make Royalty payments at fixed amounts per ounce of gold produced; these amounts can vary between CDN $57.90 to $198.95 per ounce over the remaining term of the agreement.  In addition, the Company granted Red Mile No. 8 a Net Profits Interest (NPI) of 3.75 percent, 4.00 percent or 4.25 percent in years 2012 through 2016, payable only if each day’s price of gold in any of those calendar years is greater than CDN $975, $1,175 or $1,375 per ounce, respectively.

$35,000,000 of the cash received was placed with a financial institution; in return, the Company received a restricted promissory note. The restricted promissory note earns interest at 7 percent, payable annually, and matures on February 15, 2016.  Interest and principal from the restricted promissory note will be sufficient to fund the expected basic royalty payments and any interest expense.

Under certain circumstances the Company has the right, by way of a call option, to acquire the partnership units of Red Mile No. 8, effectively terminating the 2006 Agreement, for the lower of market value or for the outstanding amount of the restricted promissory note at the end of the tenth year of the 2006 Agreement.

On the balance sheet, the royalty payment received from Red Mile No. 8 is included in “Royalty Obligations”.  These amounts are treated as debt and bear interest which is included in interest expense.  The indemnity fee and interest received by the Company was included in “Deferred Revenue” on the balance sheet and is being recognized in income over the life of the 2006 Agreement.

c) In December 2005, the Company entered into a Royalty Agreement (“2005 Agreement”) with Red Mile Resources No. 7 Limited Partnership (“Red Mile No. 7”) whereby the Company sold a “Royalty” on a portion of the gold production at its Seabee Operation; this agreement lasts the shorter of 10 years or the life of the Seabee Operation. The Company received cash of $15,680,000 which included royalty income of $14,000,000, indemnity fees of $907,000 and interest of $773,000.

Under the terms of the 2005 Agreement, the Company is required to make Royalty payments at fixed amounts per ounce of gold produced; these amounts can vary between CDN $21.55 to $112.45 per ounce over the remaining term of the 2005 Agreement.  In addition, the Company granted Red Mile No. 7 a Net Profits Interest (NPI) of 1.00 percent, 2.00 percent or 3.00 percent in years 2011 through 2015, payable only if each day’s price of gold in any of those calendar years is greater than CDN $875, $1,075 or $1,275 per ounce, respectively.

$14,000,000 of the cash received was placed with a financial institution; in return, the Company received a restricted promissory note. The restricted promissory note earns interest at 6 percent, payable annually, and matures on February 15, 2015.  Interest and principal from the restricted promissory note will be sufficient to fund the expected basic royalty payments and any interest expense.

Under certain circumstances the Company has the right, by way of a call option, to acquire the partnership units of Red Mile No. 7, effectively terminating the 2005 Agreement, for the lower of market value or for the outstanding amount of the restricted promissory note at the end of the tenth year of the 2005 Agreement.

On the balance sheet, the royalty payment received from Red Mile No. 7 is included in “Royalty Obligations”.  These amounts are treated as debt and bear interest which is included in interest expense.  The indemnity fee and interest received by the Company was included in “Deferred Revenue” on the balance sheet and is being recognized in income over the life of the 2005 agreement.

d) In December 2004, the Company entered into a Royalty Agreement (“2004 Agreement”) with Red Mile Resources No. 3 Limited Partnership (“Red Mile No. 3”) whereby the Company sold a “Royalty” on a portion of the gold production at its Seabee Operation; this agreement lasts the shorter of 10 years or the life of the Seabee Operation. The Company received cash of $8,018,000 which included royalty income of $7,112,000, indemnity fees of $625,000 and prepaid interest of $281,000.

Under the terms of the 2004 Agreement, the Company is required to make Royalty payments at fixed amounts per ounce of gold produced; these amounts can vary between CDN $12.72 to $24.53 per ounce over the remaining term of the 2004 Agreement.  In addition, the Company granted Red Mile No. 3 a Net Profits Interest (NPI) of 2.50 percent, 3.00 percent or 4.00 percent in years 2010 through 2014, payable only if each day’s price of gold in any of those calendar years is greater than CDN $800, $900 or $1,200 per ounce, respectively.

Claude Resources Inc.
Notes to Consolidated Financial Statements
Years ended December 31 (Canadian Dollars in Thousands, except as otherwise noted)

$6,982,000 of the cash received was placed with a financial institution; in return, the Company received a restricted promissory note. The restricted promissory note earns interest at 6 percent, payable annually, and matures on December 10, 2014.  Interest and principal from the restricted promissory note will be sufficient to fund the expected basic royalty payments and any interest expense.

Under certain circumstances the Company has the right, by way of a call option, to acquire the partnership units of Red Mile No. 3, effectively terminating the 2004 Agreement, for the lower of market value or for the outstanding amount of the restricted promissory note at the end of the tenth year of the 2004 Agreement.

On the balance sheet, the royalty payment received from Red Mile No. 3 is included in “Royalty Obligations”.  These amounts are treated as debt and bear interest which is included in interest expense.  The indemnity fee and interest received by the Company was included in “Deferred Revenue” on the balance sheet and is being recognized in income over the life of the 2004 agreement.

e) In accordance with AcG 15 - “Consolidation of Variable Interest Entities” and EIC 157 - “Implicit Variable Interests under AcG 15”, the Company has determined that these Red Mile Limited Partnerships are variable interest entities for which the Company holds variable interests. However, as the Company is not the primary beneficiary under these arrangements it is not required to consolidate these entities.

f) Prior to any of the above-noted Red Mile Limited Partnerships receiving an NPI payment, the Company is entitled to first recover from the NPI expenditures (including capital expenditures), working capital, operating losses, interest charges and asset retirement obligations relating to the production of ore at the Seabee Operation.  These expenditures are calculated on a cumulative basis from the commencement of the individual agreements.  As at December 31, 2010, the cumulative carry forward amounts remained in a deficiency position under each of the agreements.

The following supplemental schedules present the effects of the Red Mile Agreements on the Restricted Promissory Notes, Royalty Obligations and Deferred Revenue balances presented on the Company’s consolidated balance sheets:

Restricted Promissory Notes

In thousands of Canadian dollars	2010	2009

Balance, beginning of year	$82,568	$81,938
Interest earned	651	630
Balance, end of year	$83,219	$82,568

Royalty Obligations

In thousands of Canadian dollars	2010	2009

Balance, beginning of year	$83,554	$83,130
Interest accrued	666	424
Balance, end of year	$84,220	$83,554

Deferred Revenue

Deferred revenue, as it relates to the Red Mile transactions, includes prepaid interest, indemnification fees and loan agreement fees.

In thousands of Canadian dollars	2010	2009

Balance, beginning of year	$6,434	$7,291
Indemnification fee income recognized	(342)	(325)
Recognition of loan fees and prepaid interest	$(561)	$(532)
Balance, end of year	5,531	6,434
Less: current portion (Note 13)	(949)	(903)
	$4,582	$5,531

Claude Resources Inc.
Notes to Consolidated Financial Statements
Years ended December 31 (Canadian Dollars in Thousands, except as otherwise noted)

Interest and fees are amortized over the term of the respective agreements utilizing the effective interest method.

11. Demand Loans:

The Company has a $3.5 million operating line of credit which bears interest at prime plus 1.25 percent. These funds are available for general corporate purposes. At December 31, 2010 and December 31, 2009, the Company had not drawn on the line of credit.

	2010	2009

Demand loan, repayable in monthly payments of $83,333 plus interest at prime plus 1.50 percent, due August 2011	$667	$1,667
Demand loan, repayable in monthly payments of $96,514 including interest at 5.99 percent, due February 2010	-	192
Demand loan, repayable in monthly payments of $83,371 including interest at 4.575 percent, due November 2012	1,832	2,727
	$2,499	$4,586

The demand loans are secured by a general security agreement covering all assets of the Company.  The scheduled repayments are disclosed in Note 20.

12. Debenture:

The debenture features a 12 percent interest rate, five year term with monthly interest only payments. The debenture matures on May 23, 2013.  Upon entering into the debenture indenture agreement, debenture holders received warrants in the amount of 10 percent of the debenture purchase (Note 16 (g)).  Each warrant entitles the holder to acquire one common share at an exercise price of $1.60 per common share until May 23, 2013.  The fair value of the warrants associated with the debenture on the date of issuance was $0.6 million.  The debenture is secured by a general security agreement covering all of the Company's assets.  The general security agreement is subordinated to all bank debt.

Under the debenture agreement, the disposition of substantially all of the Company’s oil and natural gas assets triggered a requirement for the Company to offer to repay a portion of the debentures outstanding (Note 23).

During the second quarter of 2009, the Company repaid $8.3 million of the outstanding debentures, representing principal plus unpaid interest thereon up to and including June 1, 2009; a total of $9.8 million of debentures remained outstanding after the payment in 2009.

The remaining balance of the debentures outstanding will continue to be amortized using the effective interest rate method at an effective rate of 14.7 percent over the remaining term of the debenture.

	2010	2009

Debenture payable, beginning of year	$9,192	$16,575
Amortization of debt issue costs	152	223
Amortized cost of debenture redemption	-	(7,606)
Debenture payable, end of year	$9,344	$9,192
Less: current portion (Note 13, 23)	87	-
	$9,257	$9,192

13. Other Liabilities:

	2010	2009

Deferred revenue (Note 10)	$949	$903
Current portion of Debenture (Note 12, 23)	87	-
Obligations under capital lease (Note 14)	1,598	2,039
	$2,634	$2,942

Claude Resources Inc.
Notes to Consolidated Financial Statements
Years ended December 31 (Canadian Dollars in Thousands, except as otherwise noted)

14. Obligations under Capital Lease:

Obligations under capital lease bear interest between 3.3 percent and 8.0 percent per annum, are due from 2011 to 2013 and are secured by the leased equipment. The estimated principal repayments on the leases are as follows:  2011 - $1,598,000; 2012 - $779,000; and 2013 - $94,000.

15. Asset Retirement Obligations:

The Company’s asset retirement obligations consist of reclamation and closure costs.  Mineral property obligations were determined using discount rates ranging from 5.5 to 7.5 percent.  Expected payment of future obligations are $6,774,000 over the next 8 years.  An accretion expense component of $200,000 has been charged in 2010, augmented by revisions made to asset retirement obligations, resulting in an increase in the overall carrying amount of the asset retirement obligations. Changes to the asset retirement obligation during the year are as follows:
	2010	2009

Asset retirement obligations, beginning of year	$2,965	$2,758
Accretion expense	200	207
Revisions due to sale of properties and technical adjustments	(361)	-
Revisions in estimated future cash flows	1,417	-
Asset retirement obligations, end of year	$4,221	$2,965

As required by regulatory authorities, the Company has provided letters of credit as security for reclamation related to the Madsen and Seabee properties in the amounts of $658,000 (2009 - $658,000) and $1,619,000 (2009 - $1,619,000), respectively. As security for these letters of credit, the Company has provided investment certificates in the amount of $2,277,000 (2009 - $2,277,000).

16. Share Capital:

AUTHORIZED

The authorized share capital of the Company consists of an unlimited number of common shares and two classes of unlimited preferred shares issuable in series.

The first preferred shares are issuable in series and rank ahead of the second preferred shares and the common shares in respect of dividend payment, dissolution or any other distribution of assets. The other rights, privileges, restrictions and conditions attached to each series of the first preferred shares are fixed by the Board of Directors at the time of creation of such series.

The second preferred shares are issuable in series and rank ahead of the common shares in respect of dividend payment, dissolution or any other distribution of assets. The other rights, privileges, restrictions and conditions attached to each series of the second preferred shares are fixed by the Board of Directors at the time of creation of such series.

The common shares of the Company are entitled to vote at meetings of the shareholders and, upon dissolution or any other distribution of assets, to receive such assets of the Company as are distributable to the holders of the common shares.

		2010		2009
	Shares	Amount	Shares	Amount
Common shares:
Outstanding, beginning of year	118,478,686	$94,713	97,112,030	$83,410
ESPP (a)	430,395	537	421,056	177
Exercise of stock options (b)	422,414	402	13,500	3
Equity issue (c)	12,000,000	11,100	-	-
Equity issue (d)	325,000	361	-	-
Equity issue (e)	-	-	8,599,100	5,546
Flow-through shares (e)	-	-	5,333,000	4,266
Warrant exercise (e)	4,299,550	4,773	-	-
Broker warrant exercise (e)	557,284	647	-	-
Equity issue (f)	-	-	5,000,000	900
Warrant exercise (f)	2,400,000	3,456	-	-
Flow-through shares (f)	-	-	2,000,000	1,700
Issue costs, net of income taxes	-	(876)	-	(1,289)
Tax effect of flow-through shares	-	(1,611)	-	-
	138,913,329	113,502	118,478,686	94,713

Warrants and other equity:
Common share purchase warrants (c)		2,700		-
Special warrant issue (c)		-		13,800
Common share purchase warrants (e)		-		903
Broker purchase warrants (e)		46		232
Common share purchase warrants (f)		1,404		2,700
Debenture purchase warrants (g)		550		550
Issue costs, net of income taxes		(228)		(941)
Outstanding, end of year	138,913,329	$117,974	118,478,686	$111,957

Claude Resources Inc.
Notes to Consolidated Financial Statements
Years ended December 31 (Canadian Dollars in Thousands, except as otherwise noted)

(a) EMPLOYEE SHARE PURCHASE PLAN (“ESPP”)

The ESPP was established to encourage employees to purchase common shares. Under the plan, eligible employees may contribute up to five percent of their basic annual salary and the Company shall contribute common shares in an amount equal to 50 percent of the employee’s contribution. Shares of the Company are issued to employees based on a weighted average market price over a specific period. During 2010, the Company issued 430,395 common shares (2009 - 421,056) for $537,000 (2009 - $177,000) pursuant to this plan. The maximum number of common shares of the Company available for issue under this ESPP is ten percent of the Company’s common shares outstanding.

(b) STOCK OPTION PLAN

The Company has established a stock option plan under which options may be granted to directors, officers and key employees.  The maximum number of common shares available for option under the stock option plan is nine percent of the Company’s common shares outstanding. Options granted have an exercise price of the prior day’s closing price of the common shares on the stock exchange on which the shares are traded. The majority of the options granted vest over two years and expire ten years from the date of the grant of the option.

For director and employee options outstanding at December 31, 2010 and 2009, weighted average exercise prices are as follows:

		Weighted		Weighted
		Average		Average
	2010	Exercise	2009	Exercise
	Options	Price	Options	Price

Beginning of year	3,259,028	$1.08	$3,541,335	$1.19
Options granted	1,166,546	1.15	701,828	0.80
Options exercised	(422,414)	0.66	(13,500)	0.37
Options expired / forfeited	(86,423)	0.98	(970,635)	1.30
End of year	3,916,737	$1.15	$3,259,028	$1.08

For director and employee options outstanding at December 31, 2010, the range of exercise prices, the weighted average exercise price and the weighted average remaining contractual life are as follows:

	Number	Number	Weighted Average	Weighted Average
Option Price Per Share	Outstanding	Vested	Exercise Price	Remaining Life

$0.50 - $0.99	1,186,917	1,173,584	$0.70	5.31 years
$1.02 - $1.47	1,724,820	1,156,407	1.14	7.74 years
$1.54 - $2.10	1,005,000	893,000	1.68	6.53 years
	3,916,737	3,222,991	$1.15	6.69 years

Claude Resources Inc.
Notes to Consolidated Financial Statements
Years ended December 31 (Canadian Dollars in Thousands, except as otherwise noted)

The fair value of stock options granted during the year was estimated using the Black-Scholes option pricing model with assumptions of a six year weighted average expected option life, a two percent expected forfeiture rate, 63 percent to 64 percent volatility (2009 - 56 percent to 65 percent) and interest rates ranging from 2.25 percent to 3.00 percent (2009 - 2.10 percent to 2.78 percent). In 2010, the compensation expense recognized in respect of stock options was $736,000 (2009 - $745,000).

(c) SPECIAL WARRANTS

In December 2009, the Company completed a private placement offering consisting of the issuance of 12,000,000 special warrants at a price of $1.15 per Special Warrant for aggregate gross proceeds of $13,800,000.  Each Special Warrant entitled its holder to acquire upon exercise, or upon deemed exercise immediately prior to the expiry date, without payment of any additional consideration, one unit. Each unit was comprised of one common share of Claude and one-half of a common share purchase warrant. Each whole purchase warrant entitles the holder to subscribe for one common share for a period up to and including December 30, 2011 at an exercise price of $1.75.  These Special Warrants were exercised on February 2, 2010.  The common share purchase warrants remain outstanding.

The fair value of the warrants granted was estimated using the Black-Scholes option pricing model with assumptions of a two year weighted average expected life, no forfeitures, 87 percent volatility and an interest rate of 2.25 percent.

(d) EQUITY ISSUE

During 2010, the Company issued 325,000 common shares at a price of $1.11 per share to purchase a net profit interest located on a portion of the Seabee property.

(e) EQUITY ISSUE

During 2009, the Company completed a private placement offering consisting of two parts. The first involved the issuance of a total of 8,599,100 units, at a price of $0.75 per unit, for gross proceeds of $6,449,325.  Each unit consisted of one common share and one-half of one transferable common share purchase warrant. Each whole warrant entitled the holder, upon exercise at any time up to and including October 9, 2010 and upon payment of $0.90, to subscribe for one common share.  The second part of the offering involved the issuance of a total of 5,333,000 flow-through shares at a price of $0.80 per flow-through share, for gross proceeds of $4,266,400.   As compensation for this offering, the Company paid to the Underwriters a commission equal to five percent of the gross proceeds of the offering and an aggregate of 696,605 broker warrants. Each whole broker warrant entitles the holder to subscribe for one common share for a period up to and including April 9, 2011 at an exercise price of $0.83. At December 31, 2010, all common share purchase warrants and 557,284 broker warrants had been exercised.

(f) EQUITY ISSUE

During 2009, the Company completed a private placement offering consisting of two parts.  The first involved the issuance of a total of 5,000,000 units of Claude at a price of $0.72 per unit, for proceeds of $3,600,000.  Each unit consisted of one common share and one common share purchase warrant.  Each warrant entitles the holder to acquire one common share of Claude at a price of $0.90 per common share for a period up to and including November 16, 2012.  The second part of the offering involved the issuance of a total of 2,000,000 flow-through shares at a price of $0.85 per flow-through share, for gross proceeds of $1,700,000.  The aggregate gross proceeds of the offering was $5,300,000. At December 31, 2010, 2,400,000 warrants have been exercised and 2,600,000 remain outstanding.

(g) DEBENTURE ISSUE

During 2008, the Company completed a debenture offering for gross proceeds of $18,095,000.  Debenture holders received warrants in the amount of 10 percent of the debenture purchase.  Each warrant entitles the holder to acquire one common share at the exercise price of $1.60 per common share for a period of five years from the date of closing.  The fair value of the warrants associated with the debenture on the date of issue was $550,000.  This amount is reflected in share capital.

Claude Resources Inc.
Notes to Consolidated Financial Statements
Years ended December 31 (Canadian Dollars in Thousands, except as otherwise noted)

Warrants Outstanding

At December 31, 2010 , there were 10.5 million common share purchase warrants outstanding.  Each common share purchase warrant entitles the holder to acquire one common share of the Company at prices determined at the time of issue.  The range of exercise prices and dates of expiration of the common share warrants outstanding are as follows:

		Number			Number
		Outstanding at			Outstanding at
Price	Expiry Date	December 31, 2009	Issued	Exercised	December 31, 2010
$1.60	May 22, 2013	1,809,500	-	-	1,809,500
$0.90	October 9, 2010	4,299,550	-	4,299,550	-
$0.83	April 9, 2011	696,605	-	557,284	139,321
$0.90	November 16, 2012	5,000,000	-	2,400,000	2,600,000
$1.75	December 30, 2011		6,000,000	-	6,000,000
		11,805,655	6,000,000	7,256,834	10,548,821

17. Interest and Other:

	2010	2009

Interest expense on long term debt	$1,366	$1,800
Royalty expense	5,453	5,405
Other interest expense	58	101
Interest capitalized to mineral properties	(543)	(733)
Royalty income	(6,508)	(6,419)
Other income and expense	459	(612)
Interest and other	$285	$(458)

18. Income Taxes:

The significant components of future income tax assets are as follows:

	2010	2009

Future income tax assets:
Mineral properties	$-	$5,079
Asset retirement obligations	870	832
Share issue costs	564	844
Future income tax assets before valuation allowance	1,434	6,755
Valuation allowance	(200)	(6,755)
Future income tax assets	1,234	-

Liabilities
Mineral properties	2,884	-
Investments	325	-
Net future income tax liabilities	$3,209	$-
	1,975	-

The provision for income taxes differs from the amount computed by applying the combined expected federal and provincial income tax rate to earnings before income taxes. The reasons for these differences are as follows:

	2010	2009

Earnings (loss) before income taxes	$5,818	$(6,257)
Combined federal and provincial tax rate	30%	31%
Expected tax expense (recovery)	1,745	(1,940)
Increase (decrease) in taxes resulting from:
Permanent differences	228	232
Effect of change in effective tax rates	(242)	220
Loss of successor costs on disposition of mineral properties	4,824	-
Valuation allowance	(6,555)	1,488
	$-	$-

Other comprehensive income and accumulated other comprehensive income are presented net of income taxes of $424,000 (2009 - nil).

Claude Resources Inc.
Notes to Consolidated Financial Statements
Years ended December 31 (Canadian Dollars in Thousands, except as otherwise noted)

19. Per Share Amounts:

The calculation of earnings (loss) per share have been calculated based on the weighted average number of shares outstanding during the year ended December 31, 2010 of 131,193,015 shares (2009 - 108,504,094 shares).

Basic earnings (loss) per share:

	2010	2009

Net earnings (loss) attributable to common shareholders	$5,818	$(6,257)
Weighted average number of common shares outstanding	131,193	108,504
Basic net earnings (loss) per share	$0.04	$(0.06)

Diluted earnings (loss) per share:

	2010	2009

Net earnings (loss) attributable to common shareholders	$5,818	$(6,257)

Weighted average number of common shares outstanding	131,193	108,504
Dilutive effect of stock options	1,084	-
Dilutive effect of warrants	1,134	-
Weighted average number of common shares outstanding	133,411	108,504
Diluted net earnings (loss) per share	$0.04	$(0.06)

In 2010, excluded from the computation of diluted earnings (loss) per share were:

i)	options outstanding on 1,005,000 shares with an average exercise price greater than the average market price of the Company’s common shares; and

ii)	7,809,500 warrants with an average exercise price greater than the average market price of the Company's common shares.

In 2009, there was no effect of applying the treasury-stock method to the weighted average number of shares outstanding as all of the options and warrants were anti-dilutive.

20. Financial Instruments:

The Company is exposed in varying degrees to a variety of financial instrument related risks by virtue of its activities.  The overall financial risk management program focuses on preservation of capital and protecting current and future Company assets and cash flows by reducing exposure to risks posed by the uncertainties and volatilities of financial markets.

The Board of Directors has responsibility to ensure that an adequate financial risk management policy is established and to approve the policy.

The Company’s Audit Committee oversees Management’s compliance with the Company’s financial risk management policy, approves financial risk management programs, and receives and reviews reports on management compliance with the policy.

The types of risk exposures and the way in which such exposures are managed are as follows:

Credit risk - The Company’s credit risk is primarily attributable to its liquid financial assets including cash and cash equivalents, receivables, and commodity and currency instruments.  The Company limits exposure to credit risk on liquid financial assets through maintaining its cash and equivalents and reclamation deposits with high-credit quality financial institutions.  Sales of commodities are to entities considered to be credit worthy.

Claude Resources Inc.
Notes to Consolidated Financial Statements
Years ended December 31 (Canadian Dollars in Thousands, except as otherwise noted)

Liquidity risk - The Company ensures that there is sufficient capital in order to meet short term business requirements, after taking into account cash flows from operations and the Company’s holdings of cash and cash equivalents.  At current gold prices and forecast production, Management believes operating cash flows will not be sufficient to fund the continued exploration at the Madsen Property and Amisk Gold Project beyond 2011.  The Company expects that operating cash flows combined with a financing, should market conditions warrant, will provide sufficient funding for 2012 exploration and Madsen dewatering programs. The Company’s cash is invested in business accounts with quality financial institutions and is available on demand for the Company’s programs.

	Payments/Commitments due by period
	Total	Less than 1 year	2-3 Years	4-5 Years	More than 5 years
Contractual Obligation

Demand loans (1)	2,499	2,499	-	-	-
Interest on demand loans (1)	102	102	-	-	-
Debenture	9,838	87	9,751	-	-
Debenture interest	2,799	1,170	1,629	-	-
Capital lease obligations	2,471	1,598	873	-	-
Interest on capital leases	127	99	28	-	-
Office lease	416	105	236	75	-
Royalty payments (2)	42,178	5,814	12,736	13,950	9,678
Royalty obligations (2)	84,220	-	-	21,112	63,108
	144,650	11,474	25,253	35,137	72,786

(1)  The Company has two demand loans outstanding.  The first demand loan has an outstanding balance of $0.7 million and is due within one year.  The second demand loan has an outstanding balance of $1.8 million; the entire balance of this loan has been listed as due within one year due to the demand feature of this loan.

(2)  Funds are available from the Restricted promissory notes, and interest thereon, to pay the Royalty payment and Royalty obligations.

Market Risk - The significant market risk exposures to which the Company is exposed are foreign exchange risk, interest rate risk and commodity price risk.  These are discussed further below:

Foreign exchange risk - The Company’s revenues from the production and sale of gold are denominated in U.S. dollars.  However, the Company’s operating expenses are primarily incurred in Canadian dollars and its liabilities are primarily denominated in Canadian dollars.  The results of the Company’s operations are subject to currency risks.  The operating results and financial position of the Company are reported in Canadian dollars in the Company’s consolidated financial statements.  The fluctuation of the U.S. dollar in relation to the Canadian dollar will consequently have an impact on the profitability of the Company and may also affect the value of the Company’s assets and the amount of shareholders’ equity.

To manage risks associated with changes in foreign currency, the Company may use foreign currency derivative instruments.  The Company did not have any foreign exchange contracts outstanding at December 31, 2010.  At December 31, 2009, the Company had outstanding foreign exchange contracts to sell U.S. $7.5 million at an average exchange rate of 1.0870 CDN$/US$ with a market value gain inherent in these contracts of $0.3 million.

Interest rate risk - In respect to the Company’s financial assets, the interest rate risk mainly arises from the interest rate impact on our cash and cash equivalents, reclamation deposits, and debt.  In respect to financial liabilities, one of the Company’s demand loans carries a floating interest rate with the balance of Company debt at fixed interest rates. The Company chooses to fix its interest costs to avoid variations in cash flows.  Due to the greater proportion of fixed rate debt, a one percent change in interest rates would not materially impact earnings or cash flows.

Commodity price risk - The value of the Company’s mineral resources is related to the price of gold and the outlook for this mineral.  Gold prices historically have fluctuated widely and are affected by numerous factors outside of the Company’s control, including, but not limited to, industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities, and certain other factors related specifically to gold.  The profitability of the Company’s operations is highly correlated to the market price of gold.  If the gold price declines below the cost of production at the Company’s operations, for a prolonged period of time, it may not be economically feasible to continue production.

Claude Resources Inc.
Notes to Consolidated Financial Statements
Years ended December 31 (Canadian Dollars in Thousands, except as otherwise noted)

At December 31, 2010, the Company had outstanding forward gold contracts related to 2011 production of 4,500 ounces at an average price of CDN $1,357 per ounce with a market value loss inherent in these contracts of $0.3 million.  These contracts were closed in February 2011, resulting in a gain of $0.1 million.

Fair Value - The Company has various financial instruments comprised of cash and cash equivalents, receivables, restricted promissory notes, reclamation deposits, accounts payable and accrued liabilities and short term debt.

For disclosure purposes, all financial instruments measured at fair value are categorized into one of three hierarchy levels, described below.  Each level is based on the transparency of the inputs used to measure the fair values of assets and liabilities:

Level 1 - Values based on unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2 - Values based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability.

Level 3 - Values based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.

The carrying amounts and fair values of financial assets and liabilities are as follows:

	December 31, 2010		December 31, 2009
	Carrying	Estimated	Carrying	Estimated
	Value	Fair Value	Value	Fair Value

Loans and Receivables
Accounts receivable (1)	2,716	2,716	4,806	4,806
Interest receivable on restricted promissory note (1)	4,904	4,904	4,866	4,866
Restricted promissory note (2)	n/a	n/a	n/a	n/a
Available-for-sale financial assets
Investments (3)	4,328	4,328	643	643
Held-for-trading
Cash and cash equivalents (1)	6,401	6,401	11,948	11,948
Restricted cash (1)	4,389	4,389	-	-
Reclamation deposits (1)	2,277	2,277	2,277	2,277
Gold forward contract (4)	(257)	(257)	(119)	(119)
Foreign currency forward contract (4)	-	-	270	270
Other financial assets
Assets held for sale (Note 8) (1)	-	-	570	570
Other financial liabilities
Demand loans (1)	2,499	2,499	4,586	4,586
Accounts payable (1)	5,280	5,280	4,251	4,251
Liabilities related to assets held for sale (Note 8) (1)	-	-	370	370
Interest payable on royalty obligations (1)	4,770	4,770	4,729	4,729
Debenture (3)	9,344	9,838	9,192	9,838

(1)   Due to the nature and/or short maturity of these financial instruments, carrying value approximates fair value
(2)  The cash flows associated with the Restricted promissory notes and Royalty obligations match.  Due to the lack of comparable market information, the fair value of these instruments is not determinable
(3)   Based on quoted market prices
(4)   Based on models with observable inputs - Level 2

21. Capital Disclosures:

The Company’s objective when managing its capital is to safeguard its ability to continue as a going concern so that it can provide adequate returns to shareholders and benefits to other stakeholders.  The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.  In order to maintain or adjust the capital structure, the Company may issue new shares through private placements, sell assets or incur debt.  The Company is not subject to externally imposed capital requirements.

Claude Resources Inc.
Notes to Consolidated Financial Statements
Years ended December 31 (Canadian Dollars in Thousands, except as otherwise noted)

The Company utilizes a combination of short-term and long term debt and equity to finance its operations and exploration.  The Company’s capital structure at December 31, 2010 was as follows:

	2010	2009

Demand loan # 1 (Note 11)	$-	$192
Demand loan # 2 (Note 11)	667	1,667
Demand loan # 3 (Note 11)	1,832	2,727
Debenture (Note 12)	9,344	9,192
Total debt	11,843	13,778
Less: cash, cash equivalents, and restricted cash	10,790	11,948
Net debt	1,053	1,830
Shareholders’ equity	124,938	110,095
Total capital	$125,991	$111,925

Short-term debt facilities include access to a $3.5 million operating line of credit which was unused at year-end.  The Company is bound by and has met all covenants on these credit facilities.

22. Comparative Figures:

Certain of prior years’ balances have been reclassified to conform to the current year’s financial statement presentation.

23. Subsequent Events:

Debenture Redemption:

Subsequent to the Balance Sheet date, $0.1 million of debentures were redeemed by debenture holders. Once paid, the balance held in trust was released and has been deposited in the Company’s operating account, where it will be classified as Cash and Cash Equivalents, during the first quarter of 2011.

Warrant Exercise:

Subsequent to the Balance Sheet date, an additional 1,320,000 of the common share purchase warrants expiring on November 16, 2012 were exercised for gross proceeds of $1.2 million.  In addition, 85,000 of the common share purchase warrants expiring on May 22, 2013 were exercised for gross proceeds of $0.1 million.  Finally, 139,321 common share purchase warrants expiring on April 9, 2011 were exercised for gross proceeds of $0.1 million.